Exhibit 3.1

QTS REALTY TRUST, INC.

FIRST AMENDMENT TO

SECOND AMENDED AND RESTATED BYLAWS

Effective May 5, 2020, the Second Amended and Restated Bylaws of QTS Realty Trust, Inc., a Maryland corporation, are hereby amended by replacing Article III, Section 11 thereof in its entirety with the following:

“Section 11.   VACANCIES.  If for any reason any or all the Directors cease to be Directors, such event shall not terminate the Corporation, or affect these Bylaws or the powers of the remaining Directors hereunder (even if fewer than a quorum of Directors remain).  Any vacancy (including a vacancy created by an increase in the number of Directors) may be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the Directors, even if the remaining Directors do not constitute a quorum.  Any individual so elected as Director shall hold office for the unexpired term of the Director he or she is replacing and until a successor is elected and qualifies.”